

10028173

BB 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB NUMBER: 3235-0123
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hours per response....12.00

SEC FILE NUMBER
8- 49576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Capital Corporation.

OFFICIAL USE ONLY
41812
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

659 Abrego Street, Ste. 6
(No. and Street)

Monterey (City) CA (State) 93940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Zamecki 831-375-6624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Zamecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Captial Corporation, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHARLEAN MARSH
COMM. # 1743154
Notary Public-California
County of Monterey
My Comm. Exp. May 30, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lighthouse Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2009

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the accompanying statement of financial condition of Lighthouse Capital Corporation as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Lighthouse Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Capital Corporation as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 23, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2009

Assets

Current assets	
Cash and cash equivalents	$ 36,671
Commissions receivable - securities	13,189
Receivables - other	7,253
Officer receivable	10,760
Prepaid expenses	2,639
Total current assets	70,512
Property and equipment, at cost	52,139
Accumulated depreciation	(44,566)
Property and equipment, net	7,573
Deposits - rent	1,700
Total assets	$ 79,785

See accompanying notes.

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2009
(Continued)

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	27,704
Commissions payable - securities		7,621
Franchise tax payable		626
Payroll and payroll taxes payable		206
Total current liabilities		36,157
Stockholder's equity		
Common stock; no par value; 1,000,000 shares authorized; 510,000 shares issued and outstanding		15,000
Additional paid in capital		1,331
Retained earnings		27,297
Total stockholder's equity		43,628
Total liabilities and stockholder's equity	$	79,785

See accompanying notes.

Lighthouse Capital Corporation
Statement of Operations
Year ended December 31, 2009

Revenue	
Commissions	$ 470,905
Conference income	11,500
Interest	21
Other	1,606
Total revenue	484,032
Expenses	
Commissions	341,672
Officer salary and benefits	44,378
Office salary and benefits	38,000
Pension plan	600
Payroll taxes	4,040
Conference costs	2,017
Insurance	8,454
Office expense	5,003
Professional fees	58,514
Regulatory fees	15,128
Rent and utilities	19,762
Telephone and internet	9,413
Travel and entertainment	3,703
Depreciation and amortization	8,991
Total expenses	559,675
Loss before income taxes	(75,643)
Income taxes	(4,365)
Net loss	$ (71,278)

See accompanying notes.

Lighthouse Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

	Common stock		Additional	Retained	Total Shareholder's
	Shares	Amount	paid in capital	earnings	equity
Balances, January 1, 2009	510,000	$15,000	$1,331	$98,575	$114,906
Net loss	--	--	--	(71,278)	(71,278)
Balances, December 31, 2009	510,000	$15,000	$1,331	$27,297	$43,628

See accompanying notes.

Lighthouse Capital Corporation

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (71,278)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	8,991
Changes to current assets and liabilities	
Commissions receivable - securities	2,312
Accounts receivable - other	(1,011)
Officer receivable	44,740
Prepaid expenses	5,207
Accounts payable	24,211
Clearing broker payable	(2,227)
Commissions payable - securities	(4,735)
Income taxes payable	626
Payroll and payroll taxes payable	(2,145)
Net cash provided by operating activities	4,691
Increase in cash and cash equivalents	4,691
Cash and cash equivalents, January 1, 2009	31,980
Cash and cash equivalents, December 31, 2009	$ 36,671
Supplemental information	
Cash paid / (received) for income taxes	$ (4,365)

See accompanying notes.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2009

Note 1 - Summary of significant accounting policies

Basis of presentation
Lighthouse Capital Corporation (the Company) is a California-based broker-dealer engaging in general securities activities. Since February 5, 1997, the Company is registered as a broker-dealer with the Securities Exchange Commission and subject to the oversight of the Financial Industry Regulatory Authority (FINRA).

Securities and mutual fund transactions clear through a clearing broker and the mutual funds, respectively. The Company does not hold customer accounts. Starting in 2004 the Company expanded its activities to include assisting clients in achieving Internal Revenue Service Section 1031 exchanges.

On March 3, 1998, the parent corporation of the Company exchanged 100% of the shares of the Company for the entire interest of Robert Zamecki in the parent corporation. Robert Zamecki is the sole stockholder of the Company.

Basis of accounting
Commissions and fees earned by the Company are recorded on an accrual basis. Investment income is recorded as earned.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and the clearing broker, available on demand.

Allowance of uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectability. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2009, the Company concluded that an allowance for doubtful accounts was not necessary.

Property and equipment
Property and equipment consists primarily of furniture and computer and office equipment. The Company states property and equipment at acquisition cost. The Company computes depreciation on property and equipment using the straight-line method over the useful lives of the property and equipment, ranging from five to seven years.

Note 1 - Summary of significant accounting policies (continued)

Organizational costs
The Company capitalized certain costs expended to begin operations. The Company provided for amortization of those capitalized costs using the straight-line method over five years. The fully amortized costs are no longer reflected on the balance sheet of the Company.

Officer compensation
Compensation paid to the officer/stockholder of the Company is on an as availability basis. That is, regardless of the commissions earned, compensation is recorded only when the cash and net capital requirements allow for the payment. Because of this arrangement, commissions earned by the officer/stockholder are not included in commissions payable. There were no commissions owed the officer/stockholder at December 31, 2009.

Income taxes
The Company follows Statement of Financial Accounting Standard #109, "Accounting for Income Taxes." The Company records deferred income tax assets (net of a valuation allowance) and liabilities based on the difference between assets and liabilities reported for income tax purposes and within these financial statements. Differences between income tax and financial statement assets and liabilities result primarily from using accelerated depreciation, loss carryforwards and use of the cash basis of accounting for income tax purposes.

In July, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income taxes ("FIN 48"). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. Under FIN 48, an entity would recognize the benefit from a tax position only if it were more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how an entity would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the consolidated financial statements for any unrecognized tax benefits. FIN 48 also addresses when an entity should record interest and penalties related to tax positions and how the interest and penalties may be classified within the statement of income and presented on the balance sheet. FIN 48 is effective for fiscal years beginning after December 15, 2008. Differences between the amounts recognized in the statement of operations

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
prior to and after the adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of net assets. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein. Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions are subject to adjustments herein under FIN 48.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Recent accounting pronouncements
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165). SFAS 165 establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. SFAS 165 was effective for fiscal periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Company's disclosures.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (SFAS 168), a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The Codification is not intended to change accounting principles generally accepted in the United States and will have no impact on the Company's consolidated financial statements. However, since the Codification completely supersedes existing accounting standards, it will affect the way authoritative accounting pronouncements are referenced in future consolidated financial statements.

Note 2 - Clearing broker deposit and restricted cash and cash equivalents

The Company terminated its relationship with its clearing broker during the year. As the Company seldom required its services the fees became an unnecessary expense.

Note 3 - Receivables – other

Receivables – other represents 2008 and 2009 refunds pending from the Internal Revenue Service. The refunds were generated from carrying back to 2006 the net operating losses incurred by the Company in 2008 and 2009.

Note 4 - Deferred revenue

Deferred revenue consists principally of sponsorship fees received in advance of a conference that the Company puts on during May of each year. There was no deferred revenue at December 31, 2009.

Note 5 - Rent expense

The Company relocated its offices as of August 26, 2004. The Company leases these offices under a one year lease arrangement payable at $1,300 per month. Rent expense was $15,600 in 2009. The lease will change to a month to month operating lease as of September 30, 2010. The lease commitment for 2010 is $11,700.

Note 6 - Income taxes

Income tax expense of $(4,365) is the net amount currently refundable, net of the change in deferred income tax assets and liabilities, as follows:

Federal income tax – Current	$ (5,191)
Federal income tax – Deferred	-
State income tax – Current	826
State income tax – Deferred	-
Income tax expense	$ (4,365)

Note 7 - Pension Plan

The Company adopted a defined benefit pension plan effective for the year ending December 31, 2005. The plan covers two of the Company's employees and is scheduled to be funded over a five year period ending December 31, 2010. The retirement benefits are being amended to base them on 2% of the average monthly compensation multiplied by the total years of participation, limited to five years. Prior to the amendment the benefits were based upon 3% of the average monthly compensation multiplied by the total years of participation, limited to five years. Annual funding approximates $17,000 per year. The Company's does not have a funding obligation for the year ending December 31, 2009. As of December 31, 2009, the Company did not owe any additional funds to the plan.

Note 8 - Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. Currently the Company is a respondent in six FINRA arbitrations all of which involve the sales of secured investment notes sold by Diversified Lending Group (DLG) through the outside business activities of a Company registered representative. The representative had a pre-existing relationship with DLG and sold the DLG secured notes prior to and during his affiliation with the Company. The Company was not involved in the offer or sale of the DLG notes and did not receive any compensation for the sales made by the representative.

The Company intends to seek a dismissal of the these claims based upon on the fact that none of the claimants were customers of the Company and that the Company did not sell any of the DLG notes to any of the claimants or receive any selling compensation for the representative's sales activities on behalf of DLG. Additionally, the Company has a right of contractual indemnification from the representative, should the Company incur losses as a result of the arbitrations.

The Company is also the subject of a FINRA investigation concerning the offering of the DLG secured investment notes sold by the Representative on behalf of DLG. That FINRA inquiry also reviewed certain regulated business practices of the Company which resulted in a letter of caution dated February 10, 2010. The letter of caution indicated that the matters relating to the supervision of outside business activities and private securities transactions have been referred to FINRA's enforcement department.

The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel, the Company believes any unaccrued costs to settle such matters to be insignificant.

Note 8 - Commitments and contingencies (continued)

FINRA, also, conducted an examination of the Company in October, 2008, and found that the Company was in general compliance with the rules and regulations of FINRA's member regulation requirements. However, FINRA issued a letter of caution based upon certain deficiencies noted during its examination. The Company has responded to this letter of caution and believes that it has corrected the deficiencies.

Note 9 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, and as calculated in the supplemental information section of these financial statements

As of December 31, 2009, the Company had net capital, as defined under the Rule, of $11,760, which exceeded the minimum requirement of $5,000 by $6,760. The Company's aggregate indebtedness, as defined under the Rule, was 307% of its net capital.

Note 10 - Subsequent events

In accordance with SFAS No. 165, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 23, 2010, the date which these consolidated financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such consolidated financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Lighthouse Capital Corporation

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2009

Balance, January 1, 2008	$	--
Increases (decreases)		--
Balance, December 31, 2008	$	--

Lighthouse Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Net Capital		
Total stockholders' equity		$ 43,628
Petty cash	$ 60	
Commissions Receivable - Non-allowable	1883	
Accounts receivable – other	7,253	
Officer receivable	10,760	
Prepaid expenses	2,639	
Property and equipment, net	7,573	
Deposits – rent	1,700	
Total non-allowable assets		(31,868)
Net capital		$ 11,760
Total Aggregate Indebtedness		
Accounts payable	$ 27,704	
Commissions payable – securities	7,621	
Income taxes payable	626	
Payroll & payroll taxes payable	206	
Total aggregate indebtedness		$ 36,157
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 2,410
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital		$ 11,760
Excess net capital		$ 6,760
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 8,144
Percentage of aggregate indebtedness to net capital		307%

Lighthouse Capital Corporation
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2009

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$13,642
Audit adjustments	(1,882)
Net capital, as reported herein	$ 11,760
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 34,274
Audit adjustments	1,883
Aggregate indebtedness, as reported herein	$ 36,157

Lighthouse Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Lighthouse Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Lighthouse Capital Corporation

In planning and performing our audit of the financial statements of Lighthouse Capital Corporation (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2008, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 23, 2010

Lighthouse Capital Corporation
Financial Statements
and Supplemental Information
Year ended December 31, 2009
with
Reports of Independent Auditors